BMC SOFTWARE, INC.

2101 CityWest Blvd.

Houston, TX 77042

March 25, 2009

VIA EDGAR and FACSIMILE (703-813-6981)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-4561

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Feider, Staff Accountant

Re:	BMC Software, Inc.
Form 10-K for Fiscal Year Ended March 31, 2008; Form 10-Q for Fiscal Quarter
Ended December 31, 2008
File No. 001-16393

Ladies and Gentlemen:

Set forth below is the response of BMC Software, Inc. (“BMC” or the “Company”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 17, 2009 with respect to the Form 10-K for the Company’s fiscal year ended March 31, 2008 and the Form 10-Q for the Company’s fiscal quarter ended December 31, 2008. For your convenience, the comment provided by the Staff has been included before the response.

If you have any questions or comments, please call me at 713-918-4329, Cory Bleuer, Vice President, Controller and Chief Accounting Officer, at 713-918-2740, or Chris Chaffin, Vice President, Deputy General Counsel & Assistant Secretary, at 713-918-3559.

Very truly yours,

/s/ STEPHEN B. SOLCHER
Stephen B. Solcher
Senior Vice President and Chief Financial Officer

United States Securities and Exchange Commission

March 25, 2009

Form 10-K for Fiscal Year Ended March 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Acquired Technology, In-Process Research and Development, Goodwill and Intangible Assets, page 25

1. We note from your response to prior comment 1 that you concluded written consents of the valuation specialist were not required to be obtained because your “disclosures do not attribute [your] determination of fair value estimates to those specialists nor do such disclosures state or imply that any information has been reviewed or passed upon by those specialists.” Tell us if you considered removing the reference to the use of the third-party valuation specialist or further expanding your disclosure to address the nature and extent of the Company’s reliance on their work.

RESPONSE: We have historically viewed our disclosures to be appropriate given that: i) our disclosures do not attribute our determination of fair value estimates to the valuation specialists used by us and do not state or imply that any information has been reviewed or passed upon by those specialists, and ii) management takes full responsibility for all such fair value estimates. However, based on the foregoing and our further consideration of this disclosure in light of the Staff’s comment, we plan to remove our references to the use of third-party valuation specialists in future filings beginning with the filing of our Form 10-K for the fiscal year ending March 31, 2009.